July 29, 2026

Via EDGAR Transmission
U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549
Re:	NexPoint Capital, Inc., et al.; Request for Withdrawal of Exemptive Application (File No. 803-00296) (the “Applicants”)

Ladies and Gentlemen:

We are writing on behalf of the Applicants to respectfully request the partial withdrawal of the Applicants’ application (as discussed below), originally filed with the Securities and Exchange Commission on July 23, 2026 for an order pursuant to sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and rule 17d-1 under the Investment Company Act permitting certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Investment Company Act and rule 17d-1 under the Investment Company Act (the “Application”).

The Applicants respectfully request that the Application be withdrawn only with respect to the Investment Advisers Act of 1940, as amended (File No. 803-00296) and that the Securities and Exchange Commission take no withdrawal action with respect to the Investment Company Act (File No. 812-16060).

If you have any questions or need further information, please contact me at (617) 261-3231 or George.Zornada@klgates.com.

Sincerely,

/s/ George J. Zornada
George J. Zornada